Exhibit 21.1

Mota HK Limited was formed on March 9, 2015, is located in Hong Kong and operates as trading agent.

Shenzhen Mota Technologies Co. Ltd. was formed on June 24, 2015, is located in Shenzhen, China, and operates as trading agent.

UNorth One, LLC, was formed on July 31, 2014, is located in Nevada and California and operates as order fulfillment staff.